SECURITIES AND EXCHANGE COMMISSION
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BRANCH OF REGISTRATIONS AND EXAMINATIONS
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07001394

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL EQUITY SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 CHURCH STREET SUITE A
(No. and Street)

WHITE PLAINS (City) NY (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JERRY KEENAN 914-949-9183 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRSCHNER & PASTERNACK,LLP
(Name – *if individual, state last, first, middle name*)

8 BOND STREET SUITE 100 (Address) GREAT NECK (City) NY (State) 11021 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerome S. Keenan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERNATIONAL EQUITY SERVICES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President

Title



Notary Public

CHARLES GRINDSTAFF
Notary Public - State of New York
No. 01GR6143111
Qualified in Westchester County
My Commission Expires April 3, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL EQUITY SERVICES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2006

INTERNATIONAL EQUITY SERVICES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2006

	Page
Independent Auditor's Report	1
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Stockholders Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplementary Information	
Computation of Net Capital Under Sec Rule 15c3-1	8
Independent Auditor's Comments	9-10

KIRSCHNER & PASTERNACK LLP
CERTIFIED PUBLIC ACCOUNTANTS
8 BOND STREET • SUITE 100
GREAT NECK, N.Y. 11021

(516) 829-6767 • FAX (516) 829-2828

STEPHEN J. KIRSCHNER, CPA
JAN S. PASTERNACK, CPA
GEORGE J. MOSKOWITZ, CPA
BERNARD SPEAR, CPA

INDEPENDENT AUDITOR'S REPORT

Mr. Paul Dos Santos, President
International Equity Services, Inc.
95 Church Street, Suite A
White Plains, NY 10601

We have audited the accompanying balance sheet of International Equity Services, Inc. (a corporation) as of December 31, 2006, and the related statements of operations, changes in capital, and cash flows for the year then ended. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Equity Services, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a- 5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Kirschner & Pasternack LLP

Great Neck, NY
January 16, 2007

INTERNATIONAL EQUITY SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Current Assets:	
Cash and cash equivalents	$ 10,884
Due from broker	10,136
Total Assets	$ 21,020

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accrued expenses	$ 2,500
Commitments and contingencies	-
Stockholders' equity	18,520
Total liabilities and stockholders' equity	$ 21,020

See accountant's report and accompanying notes.

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenue	
Commissions	$274,785
Miscellaneous	1,987
Total Revenue	276,772
Expenses	
Commissions	161,000
Advertising	1,500
Office supplies and expenses	67,061
Rent	16,184
Clearing charge	9,540
Professional fees	2,500
Telephone	12,648
Dues and subscriptions	2,601
Bank charges	196
State tax	100
Total Expenses	273,330
Net income	$ 3,442

See accountant's report and accompanying notes.

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Capital Stock, 200 shares authorized, 20 shares issued and outstanding, no par value	$ 30,500
Retained Earnings-beginning	(15,422)
Income for Period	3,442
Total Stockholders' Equity	$ 18,520

See accountant's report and accompanying notes.

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 3,442
Adjustments to reconcile net income with net cash provided by operating activities:	
Increase in due from broker	(387)
Total adjustments	(387)
Net cash provided by operating activities	3,055
Net increase in cash and cash equivalents	3,055
Cash and cash equivalents-beginning of period	7,829
Cash and cash equivalents-end of period	$ 10,884

Supplemental disclosure of cash flow information:	
Cash paid for interest	$ -
Cash paid for taxes	$ 100

See accountant's report and accompanying notes.

INTERNATIONAL EQUITY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

International Equity Services, Inc. (The Company) began business on May 3, 2000. Its primary business activity is acting as an intermediary facilitating the purchase of mutual funds by investors.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be "cash equivalents".

Historically, the Company has had cash in excess of $100,000 on deposit in individual banks. The Federal Deposit Insurance Company Corporation (FDIC) insures only the first $100,000 of funds at member banks.

Revenue Recognition

Commission Income (and the recognition of related income and expenses) are recorded at the time the commissions are earned from completed sales.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT BUSINESS RELATIONSHIPS

The Company and its affiliate are owned by the same stockholders. Substantially all of the income generated by the Company is through its relationship with the affiliated company. The Company occupies space in an office leased by the affiliate. A significant portion of the Company's expenses are intercompany charges from the affiliate to the Company for their prorata share.

NOTE 3 - INCOME TAXES

The company has elected to be taxed as a subchapter S Corporation (a pass through entity) therefore taxes are paid by its shareholders.

NOTE 4 - COMMITMENTS

The Company occupies space at a location leased by an affiliate. At present, the company is a month to month tenant and is allocated rent proportionately by the affiliate.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1000%. At December 31, 2006, the Company's net capital of $18,317 was $13,317 in excess of the required net capital of $5,000. The company's net capital ratio was 13.65%.

SUPPLEMENTARY INFORMATION

INTERNATIONAL EQUITY SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2006

NET CAPITAL COMPUTATION

Credit Factors	
Capital	$ 18,520
Total Credit Factors	18,520
Debit Factors	
Capital Not Allowable for Net Capital (2% of due from brokers)	203
Non-allowable assets (accrued income)	-
	203
Net Capital	18,317
Less: Minimum Net Capital Requirements	5,000
Remainder: Capital in Excess of All Requirements	$ 13,317

Capital Ratio (Maximum Allowance 1000%)

*Aggregate Indebtedness

Divided by: Net Capital

$$\frac{\$\,2{,}500}{\$18{,}317} = 13.65\%$$

*Aggregate Indebtedness:	
Accounts Payable and Accrued Expenses	$ 2,500
Total Aggregate Indebtedness	$ 2,500
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2006)	
Net Capital as Reported in Company's Part II (Unaudited) FOCUS Report	$18,317
Audit Adjustments	0
Net Capital per Above	$ 18,317

See accountant's report and accompanying notes.

KIRSCHNER & PASTERNACK LLP
CERTIFIED PUBLIC ACCOUNTANTS
8 BOND STREET • SUITE 100
GREAT NECK, N.Y. 11021

(516) 829-6767 • FAX (516) 829-2828

STEPHEN J. KIRSCHNER, CPA
JAN S. PASTERNACK, CPA
GEORGE J. MOSKOWITZ, CPA
BERNARD SPEAR, CPA

Mr. Paul Dos Santos, President
International Equity Services, Inc.
95 Church Street, Suite A
White Plains, NY 106101

In planning and performing our audit of the financial statements of International Equity Services, Inc. (a corporation) for the period ended December 31, 2006, we considered their internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Sentinel Brokers Company, Inc. and Sentinel brokers Company that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II); (2) in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to

above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may be inadequate because of changes in conditions or that the effectiveness of their of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report recognizes that it is not practical in an organization the size of International Equity Services, Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance of management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding focus report part II A filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Kuschner : Pasternack LLP

Great Neck, NY
January 16, 2007

END